Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2014 Results and Issues 2015 Earnings Guidance

Highlights

  Quarter 4 net revenue increased 13.0% year on year to $390 million. Full Year 2014 net revenue increased 12.5% to $1.50 billion.
  Quarter 4 income from operations before non-recurring charges was $60.4 million or 15.5% of revenue. Full year 2014 income from operations before non-recurring charges was $211.1 million or 14% of net revenue.
  Earnings per share before non-recurring charges for Quarter 4 and the full year 2014 were 87 cents and $2.87 respectively.
  Quarter 4 gross business wins were $552 million, representing a gross book to bill of 1.41. Quarter 4 net business wins were $469 million, representing a net book to bill of 1.20. Full year net new business awards were $1.8 billion, representing a net book to bill of 1.21.
  Full year 2015 revenue guidance in the range of $1,610 – $1,675 million, representing growth of 7-11%. Earnings per share guidance is in the range of $3.45 - $3.60, an increase of 20-25%.

DUBLIN--(BUSINESS WIRE)--February 25, 2015--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the fourth quarter and full year ended December 31, 2014.

In the fourth quarter net revenue grew 13.0% year on year to $390.1 million from $345.2 million in the same quarter last year.

Income from operations before non-recurring charges was $60.4 million or 15.5% of revenue, compared to $38.7 million or 11.2% for the same quarter last year.

Net income before non-recurring charges was $54 million or 87 cents per share on a diluted basis, compared with $33.5 million or 53 cents per share for the same quarter last year.

Full year net revenues for 2014 increased 12.5% to $1,503 million from $1,336 million in 2013.

Full year income from operations before non-recurring charges was $211.1 million or 14.0% of revenue, compared with income from operations before non-recurring charges of $130.2 million or 9.7% of revenue in the previous year.

On a US GAAP basis, income from operations was $202.4 million or 13.5% compared with $121.2 million or 9.1% in the prior year.

Full year net income before non-recurring charges for 2014 was $181.3 million or $2.87 per share on a diluted basis, compared with net income before non-recurring charges of $110 million or $1.77 per share on a diluted basis last year.

On a US GAAP basis net income for the full year was $172.5 million, compared to $102.8 million last year. Net margin for the full year 2014 was 11.5% of revenue, up from 7.7% in 2013. Earnings per share on a US GAAP basis for 2014 was $2.73 per share compared with $1.65 in 2013.

Full year 2015 revenue guidance is in the range of $1,610 – $1,675 million, representing growth of 7-11%. This includes the recently announced acquisition of MediMedia Pharma Solutions; on a constant currency organic basis revenue is expected to grow by 6-10%. Earnings per share guidance is in the range of $3.45 - $3.60, an increase of 20-25%.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 40 days at December 31, 2014, compared with 32 days at the end of December 2013.

For the quarter ended December 31, 2014, cash generated from operating activities was $75.2 million and capital expenditure was $10.2 million. For the full year 2014, cash flow from operating activities was $170 million and capital expenditure was $32.8 million. In addition, we completed $107 million of share repurchases during the quarter and in total $140 million for the full year. Consequently the company’s net cash amounted to $216 million at December 31, 2014, compared to net cash of $321 million at December 31, 2013.

CEO Ciaran Murray commented, "In 2014 our excellence in execution, along with our market leading innovative solutions enabled our customers to enhance the productivity of their development programmes and further consolidated our position as a leader in the drug development industry. This has enabled us to book $1.8 billion of new business, to grow our closing backlog by 16% to $3.6 billion and drive revenues by 13% to over $1.5 billion. By continuing to improve our operational performance and expand our margins we increased EPS by 62% to $2.87. For 2015 we are guiding revenue to be in the range of $1,610 - 1,675 million, an increase of 7-11%, and earnings to be in the range $3.45- $3.60, an increase of 20-25%.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its fourth quarter conference call today, February 25, 2015 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 83 locations in 38 countries and has approximately 10,600 employees. Further information is available at www.iconplc.com.

ICON plc

Consolidated Income Statements (Unaudited)
(Before restructuring and other items)

Three and Twelve Months ended December 31, 2014 and December 31, 2013

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
Revenue:
Gross revenue	528,211	450,062	2,030,286	1,784,345
Reimbursable expenses	(138,138)	(104,821)	(526,970)	(448,287)

Net revenue	390,073	345,241	1,503,316	1,336,058

Costs and expenses:
Direct costs	229,876	215,326	903,167	845,413
Selling, general and administrative expense	85,425	79,241	336,461	313,931
Depreciation and amortization	14,335	11,963	52,542	46,514

Total costs and expenses	329,636	306,530	1,292,170	1,208,858

Income from operations	60,437	38,711	211,146	130,200

Net interest expense	204	39	366	(302)

Income before provision for income taxes	60,641	38,750	211,512	129,898

Provision for income taxes	(6,671)	(5,270)	(30,248)	(19,902)

Net income	53,970	33,480	181,264	109,996

Net income per Ordinary Share:

Basic	89c	54c	$2.95	$1.81

Diluted	87c	53c	$2.87	$1.77

Weighted average number of Ordinary Shares outstanding:

Basic	60,394,465	61,431,281	61,496,115	60,907,274

Diluted	61,908,135	62,828,079	63,131,417	62,253,251

ICON plc

Consolidated Income Statements (Unaudited)
(US GAAP)

Three and Twelve Months ended December 31, 2014 and December 31, 2013

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
Revenue:
Gross revenue	528,211	450,062	2,030,286	1,784,345
Reimbursable expenses	(138,138)	(104,821)	(526,970)	(448,287)

Net revenue	390,073	345,241	1,503,316	1,336,058

Costs and expenses:
Direct costs	229,876	215,326	903,167	845,413
Selling, general and administrative expense	85,425	79,241	336,461	313,931
Depreciation and amortization	14,335	11,963	52,542	46,514
Restructuring and other items	8,796	-	8,796	9,033

Total costs and expenses	338,432	306,530	1,300,966	1,214,891

Income from operations	51,641	38,711	202,350	121,167

Net interest expense	204	39	366	(302)

Income before provision for income taxes	51,845	38,750	202,716	120,865
Provision for income taxes	(6,671)	(5,270)	(30,248)	(18,053)

Net income	45,174	33,480	172,468	102,812

Net income per Ordinary Share:

Basic	74c	54c	$2.80	$1.69

Diluted	73c	53c	$2.73	$1.65

Weighted average number of Ordinary Shares outstanding:

Basic	60,394,465	61,431,281	61,496,115	60,907,274

Diluted	61,908,135	62,828,079	63,131,417	62,253,251

ICON plc

Summary Balance Sheet Data

December 31, 2014 and December 31, 2013

(Dollars, in thousands)

	December 31,	December 31,
	2014	2013
	(Audited)	(Audited)

Net cash	216,000	320,836

Accounts receivable	370,956	342,581
Unbilled revenue	146,163	113,239
Payments on account	(280,097)	(297,347)
Total	237,022	158,473

Working Capital	281,148	352,259

Total Assets	1,527,791	1,442,460

Shareholder's Equity	950,206	910,579

ICON/ICLR-F

CONTACT:
ICON plc
Contact:
Investor Relations 1-888-381-7923
or
Brendan Brennan
CFO + 353 1 291 2000
or
Simon Holmes
EVP IR & Corporate Development +353 1 291 2000
http://www.iconplc.com